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04017543

C M 3.23

SECU... AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/02/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1545 Peachtree St #650
(No. and Street)

Atlanta, GA 30309
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
404-601-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller, LLC
(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Road Atlanta, GA 30342
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Geoff Hodgson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIG Partners LLC, as of december 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BARBARA M. BANTIVOGLIO
MY COMMISSION EXPIRES JAN 31 2005
DEKALB COUNTY, GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIG PARTNERS, LLC

FINANCIAL REPORT

December 31, 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Members of
FIG Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of FIG Partners, LLC (f/k/a Burke Securities, LLC) as of December 31, 2003, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIG Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 14-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 12, 2004

FINANCIAL STATEMENTS

FIG PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

ASSETS		
Cash and cash equivalents	$	1,225,242
Customer receivables		615,648
Broker dealer and clearing organization receivables		175,362
Securities owned, not yet sold		128,195
Other receivables		4,908
Securities available for sale		40,103
Prepaid expenses		15,751
Property and equipment, net		65,942
Deposits		25,370
TOTAL	$	2,296,521

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	384,474
Payable to clearing organization		28,023
Securities sold, not yet purchased		129,584
Distribution payable to affiliate		277,976
Due to affiliate		23,559
Long-term subordinated notes payable		200,000
Total liabilities		1,043,616
MEMBERS' EQUITY		1,252,905
TOTAL	$	2,296,521

The accompanying notes are an integral part of these financial statements.

FIG PARTNERS, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUES		
Commissions	$	1,009,601
Investment banking		1,223,364
Net trading profits		129,018
Investment advisory fees		125,726
Interest income		944
Total revenues		2,488,653
EXPENSES		
Compensation and related expenses		1,047,682
Brokerage and clearing fees		179,843
Office and other operating expenses		368,230
Sales and marketing expenses		89,156
Interest expense		10,001
Total expenses		1,694,912
NET INCOME	$	793,741

The accompanying notes are an integral part of these financial statements.

FIG PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2003

	Units	Members' Equity	Accumulated Other Comprehensive Income	Deferred Compensation	Total
Balance, December 31, 2002	-	$ 22,763	$ -	$ -	$ 22,763
Issuance of units for cash	980,003	820,923	-	-	820,923
Issuance of units for services	70,000	70,000	-	-	70,000
Issuance of units as compensation	100,000	100,000	-	(90,000)	10,000
Net Income	-	793,741	-	-	793,741
Unrealized gain on available for sale securities	-	-	17,303	-	17,303
Distributions	-	(481,825)	-	-	(481,825)
Balance, December 31, 2003	1,150,003	$ 1,325,602	$ 17,303	$ (90,000)	$ 1,252,905

The accompanying notes are an integral part of these financial statements.

FIG PARTNERS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$	-
Increases:		
Issuance of subordinated notes		200,000
Subordinated borrowings at December 31, 2003	$	200,000

The accompanying notes are an integral part of these financial statements.

FIG PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 793,741
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	14,621
Issuance of equity units for services	70,000
Compensation related to issuance of equity units	10,000
Change in assets and liabilities:	
Customer receivables	(612,798)
Broker dealer and clearing organization receivables	(175,362)
Securities owned, not yet sold	(128,195)
Other receivables	(4,908)
Prepaid expenses and deposits	(41,121)
Accounts payable and accrued expenses	369,071
Payable to clearing organization	28,023
Securities sold, not yet purchased	129,584
Due to affiliate	20,559
Net cash provided by operating activities	473,215
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of available for sale securities	(19,500)
Purchases of property and equipment	(79,487)
Net cash used in investing activities	(98,987)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from subordinated notes payable	200,000
Contributions	820,923
Distributions	(203,849)
Net cash provided by financing activities	817,074
Net increase in cash and cash equivalents	1,191,302
Cash and cash equivalents at beginning of year	33,940
Cash and cash equivalents at end of year	$ 1,225,242

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

1. Nature of Business and Summary of Significant Accounting Policies.

A. Nature of Business

FIG Partners, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is an affiliate of Burke Capital Group, LLC and provides independent research on financial institutions, active market-making, principal and agency transactions, and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully disclosed basis to its primary clearing agent, First Clearing Corporation. Effective June 27, 2003, the Company amended and restated its operating agreement to change its name from Burke Securities, LLC to FIG Partners, LLC. The following is a summary of the significant accounting policies followed by the Company.

B. Accrual Basis

The financial statements of the Company have been prepared on the accrual basis.

C. Securities Transactions

Clients' securities transactions are reported on a settlement date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value. Realized and unrealized gains and losses are reflected in net trading profits.

D. Securities Available for Sale

Available for sale securities consist of certain equity securities and warrants not classified as trading securities or as securities held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Securities not readily marketable are valued at fair value as determined by the Company's management. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

E. Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable.

F. Depreciation and Amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

G. Income Taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its members.

H. Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing Corporation, its primary clearing agent.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Accounts Receivable

Management believes that all accounts receivable are fully collectible. Therefore, no allowance for doubtful accounts is deemed necessary.

I. Equity-Based Compensation

The Company accounts for membership unit purchase agreements and member unit options in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and, accordingly, recognizes compensation expense only if the fair value of the underlying membership unit exceeds the exercise price of the equity unit option on the date of grant. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No, 123 *Accounting for Stock-Based Compensation* which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. As permitted by SFAS No. 123, the Company continues to account for equity-based compensation in accordance with APB Opinion No. 25 and has reflected the pro forma disclosure alternative of SFAS No. 123.

2. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value and consist of the following at December 31, 2003:

	Securities owned	Securities sold, not yet purchased
Equity securities	$ 128,195	$ 129,584

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $129,584 at December 31, 2003 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

3. Securities Available For Sale

Marketable securities classified as available for sale consist of the following at December 31, 2003:

	Cost	Gross Unrealized Gains	Fair Value
Available for Sale:			
Equity securities	$ 22,800	$ 17,303	$ 40,103

4. Property and Equipment

Property and equipment consist of the following classifications:

Equipment and software	$ 71,624
Leasehold improvements	6,206
Furniture and fixtures	2,733
	80,563
Less accumulated depreciation	(14,621)
	$ 65,942

Depreciation expense charged to operations totaled $14,621 for 2003.

5. Subordinated Long-Term Borrowings and Warrants

Long term borrowings consist of $200,000 of subordinated notes payable to the Company's members and affiliate. The notes bear an annual interest rate of 10%, which is paid on a bi-annual basis, and are subordinate to all of the Company's contractual claims from other parties. The notes are due in full on January 31, 2006.

In connection with the notes payable, the Company granted each note holder warrants to purchase 300 of the Company's membership units for each $1,000 in principal amount of debt in which the note holder invested at an exercise price of $1 per unit. All warrants issued, which may be exercised for a total of 60,000 membership units, remained unexercised at December 31, 2003 and expire in July 2006.

6. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, $100,000, or $2,500 for each security which it participates in as a market-making broker-dealer, whichever is greatest. At December 31, 2003, the Company has net capital of $1,045,489 which exceeded its requirement of $455,000 by $590,489.

7. Operating Leases

The Company has entered into noncancelable operating lease agreements for office space and certain equipment that expire at various dates through the year 2006. Minimum future payments required under the terms of the leases for each of the next five years in the aggregate as of December 31 are as follows:

Year	Amount
2004	$ 103,478
2005	73,420
2006	3,160
Total	$ 180,058

Rental expense charged to operations totaled approximately $61,848 for 2003.

8. Related Party Transactions

The Company is an affiliate of Burke Capital Group, LLC ("Burke"), who is the founding member of the Company. At December 31, 2003, Burke owned approximately 65% of the Company's outstanding membership units. The Company works with Burke in providing services related to private equity placements and, in accordance with the Company's Operating Agreement, must distribute to Burke 50% of the fees earned from such placements, net of related expenses. Distributions to Burke totaled $481,825 for 2003, of which $277,976 remained payable at December 31, 2003.

The Company reimburses Burke for certain expenses incurred on its behalf, such as health insurance, rent, and other expenses. Total expenses reimbursed to Burke totaled $35,494 for 2003. Accounts payable at December 31, 2003 included $23,559 due to Burke.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members totaled $602,105 for 2003, of which $225,482 was accrued and payable at December 31, 2003.

Interest expense for 2003 includes $10,000 of interest paid to members of the Company in connection with the subordinated notes payable.

Accounts payable at December 31, 2003 includes $37,000 of fees due to an entity owned by a member of the Company for employee recruiting services performed during 2003.

9. Concentration of Credit Risks

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amount on deposit with these institutions at December 31, 2003 is in excess of the FDIC limit by approximately $1,135,000.

At December 31, 2003, customer receivables of $615,648 consist entirely of fees earned in connection with services rendered by the Company and its affiliate under a private equity placement agreement.

10. Noncash Investing and Financing Transactions

For the year ended December 31, 2003, cash paid for interest totaled $10,001.

During 2003, the Company issued a total of 70,000 membership units to two members in lieu of payment for services totaling $70,000.

11. Operating Agreement and Membership Units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be authorized from time to time by the Company's Manager, Burke Capital Group, LLC, ("Burke") in proportion to each member's units. Notwithstanding the foregoing, all distributable cash from banking operations, as defined, shall be distributed to Burke.

In the case of the liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed, at Burke's discretion, first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions of the transfer of member's units without the prior written consent of both Burke and at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the original purchase price paid for the units plus or minus any increase or decrease in the book value of such units since the date of purchase, if termination occurs at any time during the first five (5) years of employment, or at the fair market value of the units at any time thereafter. The Company may, at its option and notice, at any time redeem all or any portion of the units held by any member for the fair market value of the applicable units.

12. Equity-Based Compensation and Membership Unit Option Plan

The Company's 2003 Unit Option Plan Provides for the granting of non-qualified options to purchase up to 240,000 of the Company's membership units in order to provide incentives to certain employees and members. The plan allows participants to purchase membership units of the Company at prices set by the Board of Directors. Unless otherwise specified, outstanding options vest over a five (5) year period. Unexercised options expire ten years after the grant date unless otherwise specified by the Board of Directors.

Unit option activity is shown below:

Unit Options	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	-	$ -
Granted	90,000	1.00
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2003	90,000	1.00
Exercisable at December 31, 2003	-	-
Available for grant at December 31, 2003	150,000	

The following table summarizes the range of exercise prices, weighted average exercise prices, and weighted average remaining contractual lives for options outstanding exercisable as of December 31, 2003:

	Outstanding			Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$ 1.00	90,000	$ 1.00	9.50	-	$ -

During 2003, the Company issued 200,000 membership units to two members at a purchase price less than fair value. Compensation expense of $100,000 related to the issuance of these units is being amortized over the period that ends when all risks of forfeiture have passed. Compensation expense charged to operations for 2003 was $10,000.

The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee unit options. Under APB No. 25, because the exercise price of the Company's employee unit options equals the estimated fair value of the underlying units on the date of grant, no compensation expense is recorded.
Pro forma information regarding net income is required under SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee unit options under the fair value method.

The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following assumptions for 2003: risk-free interest rate of 4.0%, a dividend yield of 0%, and an expected life of the option of 10 years.

The weighted average grant-date fair value of the options granted in 2003 was $.32 per share.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Pro forma net income for the year ended December 31, 2003 would be approximately $791,000.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members of
FIG Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of FIG Partners, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the members of the Company, its management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 12, 2004

FIG PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2003

Schedule 1

Net Capital		
Total member's equity	$	1,252,905
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000
Deduct total nonallowable assets		373,609
Net capital before haircuts on securities		1,079,296
Haircuts on securities		33,807
Net capital	$	1,045,489
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	384,474
Payable to clearing organization		28,023
Distribution payable to affiliate		277,976
Due to affiliate		23,559
Total aggregate indebtedness	$	714,032
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	455,000
Excess net capital	$	590,489
Percentage of aggregate indebtedness to net capital		68%

FIG PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2003

Schedule 1 (continued)

Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:

Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	1,060,220
Audit adjustment to record additional expenses and liabilities		(13,655)
Audit adjustment to capitalize additional equipment		(1,076)
Net Capital, as reported in Company's audited financial report	$	1,045,489

FIG PARTNERS, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Schedule 2

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, and all customer transaction are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2003.